Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2026

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of May 6, 2026. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our annual report dated February 19, 2026 (“2025 Annual Report”), which includes our annual audited consolidated financial statements (“annual financial statements”) and MD&A, and our annual information form dated February 19, 2026, each for the year ended December 31, 2025, can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. No update is provided to the disclosure in our 2025 annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

This MD&A is based on, and should be read in conjunction with, the Company’s unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2026 (“interim financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”, unless otherwise noted. This MD&A contains certain non-GAAP financial measures and ratios and forward-looking statements, which are described in the “Non-GAAP Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook and Guidance

•

The conflict in the Middle East and related geopolitical uncertainty has disrupted global fertilizer and energy markets, with the most direct impact on nitrogen and phosphate supply from that region, as well as associated feedstock cost and availability. The outlook below reflects current market conditions and ongoing market dynamics.

Agriculture and Retail Markets

•

Higher global grain and oilseed production in 2025 increased stocks-to-use ratios towards historical average levels and led to significant nutrient removal from the soil. Strong demand for food, feed and biofuel is expected to drive continued need for higher global crop production and related crop inputs. Global grain and oilseed prices have strengthened in 2026 due to robust demand and the emergence of regional weather issues that could impact prospective production.

•

We have maintained our US crop acreage projections with corn plantings of 94 to 96 million acres and soybean plantings of 84 to 86 million acres in 2026. We have seen healthy crop input demand over the first four months of 2026 in line with our prior expectations, supported by above average planting progress and the need to replenish soil nutrients following last year’s record crop.

•

In Australia, favorable weather conditions across key cropping regions and strong livestock prices are supporting sales of retail products and services. In Brazil, safrinha corn planting supported crop input demand in the first quarter and growers prioritized potash purchases.

Crop Nutrient Markets

•

Global potash demand remains strong and we have maintained our previous forecast range for global potash shipments of 74 to 77 million tonnes in 2026. We anticipate relatively tight potash fundamentals throughout 2026 with demand trends expected to test existing global operating and supply chain capabilities.

•

Global nitrogen market fundamentals have tightened due to trade flow disruptions and elevated natural gas costs and LNG availability have impacted nitrogen production and costs for producers in Asia, Europe and other key regions. The outlook for the remainder of 2026 is expected to be impacted by uneven restoration of trade flows and restart of nitrogen assets, as well as uncertainty regarding Chinese urea exports and Indian urea imports.

•

Global phosphate supply and demand has been impacted by trade flow disruptions, lower global operating rates due to elevated feedstock costs that have pressured margins, and continued uncertainty regarding Chinese exports.

Financial and Operational Guidance

•	We have maintained all 2026 full year financial and operational guidance ranges.

•	Retail adjusted EBITDA guidance of $1.75 to $1.95 billion represents structural growth in our downstream business consistent with historical rates.

•	Potash sales volume guidance of 14.1 to 14.8 million tonnes is consistent with our global shipment expectation.

•	Nitrogen sales volume guidance of 9.2 to 9.7 million tonnes is supported by planned reliability improvements and debottlenecks.

•	Phosphate sales volume guidance of 2.4 to 2.6 million tonnes reflect the benefits of reliability improvement initiatives completed in 2025.

•

Total capital expenditures guidance of $2.0 to $2.1 billion is consistent with 2025 as we continue to optimize capital to sustain safe and reliable operations and to progress a set of targeted growth investments. The total includes approximately $400 million in investing capital expenditures focused on proprietary products, network optimization and digital capabilities in Retail, low-cost brownfield expansions and product optimization projects in Nitrogen, and mine automation in Potash.

All guidance numbers, including those noted above, are outlined in the table below. Refer to page 33 of our 2025 Annual Report for anticipated fertilizer pricing and natural gas price sensitivities relating to adjusted EBITDA (consolidated) and adjusted net earnings per share.

		$		$		$

	2026 Guidance Ranges[1] as of

	May 6, 2026			February 18, 2026

($ billions, except as otherwise noted)	Low		High		Low		High

Retail adjusted EBITDA	1.75		1.95		1.75		1.95

Potash sales volumes (million tonnes)[2]	14.1		14.8		14.1		14.8

Nitrogen sales volumes (million tonnes)[2]	9.2		9.7		9.2		9.7

Phosphate sales volumes (million tonnes)[2]	2.4		2.6		2.4		2.6

Depreciation and amortization	2.4		2.5		2.4		2.5

Finance costs	0.65		0.75		0.65		0.75

Effective tax rate on adjusted net earnings (%)[3]	24.0		26.0		24.0		26.0

Capital expenditures[4]	2.0		2.1		2.0		2.1

1 See the “Forward-Looking Statements” section.

2 Manufactured product only.

3 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

4 Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures, which are supplementary financial measures. See the “Other Financial Measures” section.

Consolidated Results

	Three Months Ended March 31

($ millions, except as otherwise noted)	2026	2025	% Change
Sales	6,046	5,100	19
Gross margin	1,646	1,320	25
Expenses	1,286	1,094	18
Net earnings	139	19	n/m
Adjusted EBITDA[1]	1,105	852	30
Diluted net earnings per share (dollars)[2]	0.27	0.02	n/m
Adjusted net earnings per share (dollars)[1,2]	0.51	0.11	n/m

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 All references to per share amounts pertain to diluted net earnings per share, unless otherwise noted.

Net earnings and adjusted EBITDA increased in the first quarter of 2026 primarily due to higher fertilizer global benchmarks, increased Retail earnings and record Potash sales volumes compared to the first quarter of 2025.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three months ended March 31, 2026 to the results for the three months ended March 31, 2025, unless otherwise noted.

Retail

	Three Months Ended March 31

($ millions, except as otherwise noted)	2026	2025	% Change
Sales	3,640	3,090	18
Cost of goods sold	2,840	2,404	18
Gross margin	800	686	17
Adjusted EBITDA[1]	108	46	135

1 See Note 2 to the interim financial statements.

•

Retail adjusted EBITDA increased in the first quarter of 2026 due to higher crop nutrient sales volumes and stronger proprietary products gross margins in the US and Australia. Expenses increased due to selling expenses related to higher sales volumes.

	Three Months Ended March 31
	Sales		Gross Margin

($ millions)	2026	2025	2026	2025
Crop nutrients	1,483	1,194	250	219
Crop protection products	1,137	972	226	191
Seed	562	532	84	70
Services and other	175	146	144	118
Merchandise	223	189	36	31
Nutrien Financial	80	70	80	70
Nutrien Financial elimination[1]	(20)	(13)	(20)	(13)
Total	3,640	3,090	800	686

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

•

Crop nutrients sales and gross margin increased in the first quarter of 2026 due to higher sales volumes from our core geographies, including an earlier start to field activity in the US relative to the same period in 2025.

•

Crop protection products sales and gross margin increased in the first quarter of 2026 due to higher sales of proprietary products, supported by earlier field activity in the US relative to the same period in 2025.

•	Seed sales and gross margin increased in the first quarter of 2026 due to higher sales volumes, including higher-margin canola seed.

•	Services and other sales and gross margin increased in the first quarter of 2026 due to a strong livestock market in Australia.

Supplemental Data	Three Months Ended March 31
	Gross Margin		% of Product Line[1]

($ millions, except as otherwise noted)	2026	2025	2026	2025
Proprietary products
Crop nutrients	80	69	32	31
Crop protection products	88	53	38	28
Seed	21	28	25	40
Merchandise	2	3	6	9
Total	191	153	24	22
1 Represents percentage of proprietary product margins over total product line gross margin.
	Three Months Ended March 31
	Sales Volumes (tonnes – thousands)		Gross Margin / Tonne (dollars)

	2026	2025	2026	2025
Crop nutrients
North America	1,600	1,464	131	130
International	848	826	48	34
Total	2,448	2,290	102	95

(percentages)	March 31, 2026	December 31, 2025
Financial performance measures[1,2]
Cash operating coverage ratio	62	62
Average working capital to sales	23	22

1 Rolling four quarters.

2 These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

Potash

	Three Months Ended March 31

($ millions, except as otherwise noted)	2026	2025	% Change
Net sales	926	744	24
Cost of goods sold	422	380	11
Gross margin	504	364	38
Adjusted EBITDA[1]	578	446	30

1 See Note 2 to the interim financial statements.

•

Potash adjusted EBITDA increased in the first quarter of 2026 due to higher global benchmarks and record sales volumes. We increased potash production and continued to progress mine automation, maintaining our controllable cash cost of product manufactured[1] below $60 per tonne.

Manufactured Product	Three Months Ended March 31

($ per tonne, except as otherwise noted)	2026	2025
Sales volumes (tonnes – thousands)
North America	1,285	1,312
Offshore	2,225	2,090
Total sales volumes	3,510	3,402
Net selling price
North America	287	243
Offshore	250	204
Average net selling price	264	219
Cost of goods sold	120	112
Gross margin	144	107
Depreciation and amortization	50	46
Gross margin excluding depreciation and amortization[1]	194	153

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes in the first quarter of 2026 were the highest on record, supported by low inventory levels and favorable potash affordability in key offshore markets.

•	Net selling price per tonne increased in the first quarter of 2026 due to higher global benchmark prices.

•

Cost of goods sold per tonne increased in the first quarter of 2026 primarily due to higher depreciation. Controllable cash cost of product manufactured per tonne decreased in the first quarter of 2026 due to higher potash production.

Supplemental Data	Three Months Ended March 31

	2026	2025
Production volumes (tonnes – thousands)	3,660	3,289
Potash controllable cash cost of product manufactured per tonne[1]	59	60
Canpotex sales by market (percentage of sales volumes)[2]
Latin America	41	31
Other Asian markets[3]	30	32
China	17	17
India	1	4
Other markets	11	16
Total	100	100

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

2 See Note 8 to the interim financial statements.

3 All Asian markets except China and India.

Nitrogen

	Three Months Ended March 31

($ millions, except as otherwise noted)	2026	2025[1,2]	% Change
Net sales	1,014	885	15
Cost of goods sold	647	598	8
Gross margin	367	287	28
Adjusted EBITDA[2]	482	405	19

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 See Note 2 to the interim financial statements.

•

Nitrogen adjusted EBITDA increased in the first quarter of 2026 primarily due to higher global benchmarks. Our low-cost North American nitrogen plants delivered an ammonia operating rate[2] of 92 percent in the first quarter of 2026, consistent with our planned production and reflective of a continued focus on reliability initiatives.

Manufactured Product	Three Months Ended March 31

($ per tonne, except as otherwise noted)	2026	2025
Sales volumes (tonnes – thousands)
Ammonia	298	496
Urea and ESN®	748	795
Solutions, nitrates and sulfates	1,295	1,178
Total sales volumes	2,341	2,469
Net selling price
Ammonia	479	418
Urea and ESN®	515	438
Solutions, nitrates and sulfates	282	236
Average net selling price	381	337
Cost of goods sold	225	224
Gross margin	156	113
Depreciation and amortization	65	58
Gross margin excluding depreciation and amortization[1]	221	171

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•

Sales volumes decreased in the first quarter of 2026, reflecting no production from the Trinidad and New Madrid facilities[4], partially offset by higher solutions, nitrates and sulfates sales volumes supported by reliability and debottleneck initiatives.

•	Net selling price per tonne was higher in the first quarter of 2026 for all major nitrogen products due to stronger global benchmark prices.

•

Cost of goods sold per tonne was flat in the first quarter of 2026, as lower overall natural gas costs were offset by higher depreciation and other variable costs. The lower overall natural gas cost reflects a higher proportion of production from our low-cost North American nitrogen plants compared to the same period of 2025.

Supplemental Data	Three Months Ended March 31

	2026	2025
Sales volumes (tonnes – thousands)
Fertilizer	1,409	1,389
Industrial and feed	932	1,080
Production volumes (tonnes – thousands)
Ammonia production – total[1]	1,122	1,543
Ammonia production – adjusted[1,2]	1,019	1,076
Ammonia operating rate (%)[2]	92	98
Natural gas costs (dollars per MMBtu)
Overall natural gas cost excluding realized derivative impact	3.28	3.91
Realized derivative impact[3]	-	-
Overall natural gas cost	3.28	3.91

1 All figures are provided on a gross production basis in thousands of product tonnes.

2 Excludes Trinidad and Joffre.

3 Includes realized derivative impacts recorded as part of cost of goods sold or other income and expenses.

4 As previously disclosed, on October 23, 2025, the Trinidad nitrogen facility completed a controlled shutdown and we ceased production at our New Madrid nitrogen upgrade facility at year-end 2025.

Phosphate

	Three Months Ended March 31

($ millions, except as otherwise noted)	2026	2025	% Change
Net sales	485	360	35
Cost of goods sold	489	361	35
Gross margin	(4)	(1)	n/m
Adjusted EBITDA[1]	57	61	(7)

1 See Note 2 to the interim financial statements.

•	Phosphate adjusted EBITDA decreased in the first quarter of 2026 due to higher sulfur input costs, partially offset by higher global benchmarks and sales volumes compared to the same period of 2025.

Manufactured Product	Three Months Ended March 31

($ per tonne, except as otherwise noted)	2026	2025
Sales volumes (tonnes – thousands)
Fertilizer	468	332
Industrial and feed	190	168
Total sales volumes	658	500
Net selling price
Fertilizer	668	656
Industrial and feed	883	817
Average net selling price	730	710
Cost of goods sold	726	700
Gross margin	4	10
Depreciation and amortization	109	144
Gross margin excluding depreciation and amortization[1]	113	154

1 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

•	Sales volumes were higher in the first quarter of 2026 due to higher production volumes from reliability improvements compared to the same period of 2025.

•	Net selling price per tonne increased in the first quarter of 2026 due to stronger global benchmark prices.

•

Cost of goods sold per tonne increased in the first quarter of 2026 primarily due to higher sulfur input costs, more than offsetting higher production volumes that improved cost absorption and lowered depreciation per tonne compared to the same period of 2025.

Supplemental Data	Three Months Ended March 31

	2026	2025
Production volumes (P2O5 tonnes – thousands)	337	282
P2O5 operating rate (%)	80	67

Corporate and Others and Eliminations

	Three Months Ended March 31

($ millions, except as otherwise noted)	2026	2025[1,2]	% Change
Corporate and Others
Gross margin[2]	14	14	-
Selling recovery	(3)	(3)	-
General and administrative expenses	111	99	12
Share-based compensation expense	116	42	176
Foreign exchange loss, net of related derivatives	5	7	(29)
Other expenses	10	18	(44)
Adjusted EBITDA[2]	(84)	(78)	8
Eliminations
Gross margin	(35)	(30)	17
Adjusted EBITDA[2]	(36)	(28)	29

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 See Note 2 to the interim financial statements.

•

Share-based compensation expense was higher in the first quarter of 2026 due to an increase in the fair value of our share-based awards. The fair value of our share-based awards takes into consideration several factors, such as our share price movement, our performance relative to our peer group and our return on invested capital.

Finance Costs, Income Taxes and Other Comprehensive (Loss) Income

	Three Months Ended March 31

($ millions, except as otherwise noted)	2026	2025	% Change
Finance costs	176	179	(2)
Income taxes
Income tax expense	45	28	61
Actual effective tax rate including discrete items (%)	24	60	(60)
Other comprehensive income	66	25	164

•

Income tax expense increased in the first quarter of 2026 mainly due to higher earnings. The actual effective tax rate including discrete items decreased due to a change in the proportion of earnings (loss) between tax jurisdictions.

Liquidity and Capital Resources

Sources and uses of liquidity

We continued to manage our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Sources and uses of cash

	Three Months Ended March 31

($ millions, except as otherwise noted)	2026	2025	% Change
Cash used in operating activities	(851)	(1,082)	(21)
Cash used in investing activities	(487)	(243)	100
Cash provided by financing activities	1,426	1,365	4
Cash used for dividends and share repurchases[1]	(409)	(413)	(1)

1 This is a supplementary financial measure. See the “Other Financial Measures” section.

Cash used in operating activities

•

Cash used in operating activities in the first quarter of 2026 was lower compared to the same period in 2025 primarily due to higher fertilizer global benchmarks, increased Retail earnings and record Potash sales volumes.

Cash used in investing activities

•

Cash used in investing activities in the first quarter of 2026 was higher compared to the same period in 2025 due to higher cash used on business acquisitions in 2026. The 2025 comparative period included proceeds from the disposal of our investment in Sinofert Holdings Limited.

Cash provided by financing activities

•

Cash provided by financing activities in the first quarter of 2026 was higher compared to the same period in 2025 due to higher commercial paper issuances in 2026. Additionally, in 2025, we issued $1.0 billion of senior notes. We had no issuances of senior notes in the first quarter of 2026.

Cash used for dividends and share repurchases	• Cash used for dividends and share repurchases was consistent in the first quarter of 2026 compared to the same period in 2025.

Financial Condition Review

The following is a comparison of balance sheet categories that are considered material:

	As at

($ millions, except as otherwise noted)	March 31, 2026	December 31, 2025	$	Change	% Change
Assets
Cash and cash equivalents	777	701		76	11
Receivables	6,284	5,675		609	11
Inventories	8,681	6,977		1,704	24
Prepaid expenses and other current assets	733	1,396		(663)	(47)
Property, plant and equipment	22,659	22,747		(88)	-
Liabilities and Shareholders’ Equity
Short-term debt	2,766	873		1,893	217
Trade, other payables and accrued liabilities	9,137	9,309		(172)	(2)
Long-term debt, including current portion	9,861	9,863		(2)	-
Share capital	13,515	13,519		(4)	-
Retained earnings	11,853	12,076		(223)	(2)

•	Explanations for changes in Cash and cash equivalents are in the “Liquidity and Capital Resources - Sources and uses of cash” section.

•

Receivables increased due to higher fertilizer global benchmarks and the seasonality of our Retail segment, resulting in higher receivables with customers and vendor rebates, partially offset by improved collection of receivables in North America. Receivables also increased from record Potash sales volumes.

•

Inventories increased due to the seasonality of our Retail segment. Our North American inventory levels generally increase at year-end, peak in the first quarter of the year in preparation for the planting and application seasons, and are drawn down in the succeeding quarters.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventories in preparation for the spring planting and applications season in North America.

•	Short-term debt increased due to higher commercial paper issuances to support working capital requirements driven by the seasonality of our business.

•

Trade, other payables and accrued liabilities decreased due to the settlement in the first quarter of 2026 of our Retail supplier financing arrangement obligations that were entered into in the fourth quarter of 2025. This was partially offset by higher Retail customer prepayments received in the first quarter of 2026 in anticipation of crop input price increases.

Capital Structure and Management

Principal debt instruments

As part of the normal course of business, we closely monitor our liquidity position. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We continually evaluate various financing arrangements and may seek to engage in transactions from time to time when market and other conditions are favorable. We were in compliance with our debt covenants and did not have any changes to our credit ratings for the three months ended March 31, 2026.

Capital structure (debt and equity)

($ millions)	March 31, 2026	December 31, 2025
Short-term debt	2,766	873
Current portion of long-term debt	1,036	513
Current portion of lease liabilities	362	346
Long-term debt	8,825	9,350
Lease liabilities	957	937
Shareholders’ equity	25,192	25,365

Commercial paper, credit facilities and other debt

We have a total facility limit of approximately $7,426 million comprised of several credit facilities available in the jurisdictions where we operate. In North America, we have a commercial paper program, which is limited to the undrawn amount under our $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

As at March 31, 2026, we utilized $2,780 million of our total facility limit, which includes $2,421 million of commercial paper outstanding. In the first quarter of 2026, we extended the maturity of our accounts receivable purchase facility from March 6, 2026 to March 31, 2028 and entered into a $69 million uncommitted revolving demand facility.

As at March 31, 2026, $234 million in letters of credit were outstanding and committed, with $352 million of remaining credit available under our letter of credit facilities.

Our long-term debt consists primarily of notes and debentures. See the “Capital Structure and Management” section of our 2025 Annual Report for information on balances, rates and maturities for our notes and debentures.

Outstanding share data

As at May 5, 2026

Common shares	480,023,548

Options to purchase common shares	1,921,277

For more information on our capital management, see Note 4 to the annual financial statements in our 2025 Annual Report.

Quarterly Results

($ millions, except as otherwise noted)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024

Sales	6,046	5,340	6,007	10,438	5,100	5,079	5,348	10,156

Net earnings	139	580	469	1,229	19	118	25	392

Net earnings attributable to equity holders of Nutrien	131	571	464	1,221	11	113	18	385

Net earnings per share attributable to equity holders of Nutrien

Basic	0.27	1.18	0.96	2.51	0.02	0.23	0.04	0.78

Diluted	0.27	1.18	0.96	2.50	0.02	0.23	0.04	0.78

Our quarterly earnings are significantly affected by the seasonality of our business, fertilizer benchmark prices, global demand-supply conditions, grower affordability and weather. See Note 2 to the interim financial statements.

Accounting Policies and New IFRS Standards

Significant accounting policies are disclosed in our 2025 Annual Report and have been consistently applied for the three months ended March 31, 2026, except as described below.

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, were adopted effective January 1, 2026, the required adoption date. The impact was not material. On initial adoption, there was an adjustment of $(13) million to opening cash and cash equivalents as at January 1, 2026, which has been reflected in the condensed consolidated statement of cash flows for the three months ended March 31, 2026.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues and expenses. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board.

Our critical accounting estimates are discussed on pages 64 to 65 of our 2025 Annual Report. There were no material changes to our critical accounting estimates for the three months ended March 31, 2026.

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has been no change in our ICFR during the three months ended March 31, 2026, that has materially affected, or is reasonably likely to materially affect, our ICFR.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2026 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted net earnings and capital expenditures, including the assumptions and expectations stated therein; expectations regarding the review of strategic alternatives for our Phosphate business, Trinidad Nitrogen facility and Brazilian Retail business and associated outcomes; expectations regarding structural growth in our downstream business; expectations regarding our capital allocation approach and strategies, including our intentions with respect to our strategic actions and the expected timing thereof; our expectations regarding Nutrien’s strategic priorities and our ability to advance and achieve such strategic priorities in 2026 and beyond; expectations regarding various performance targets in 2026 and beyond and our ability to achieve such targets; capital spending expectations for 2026 and beyond; expectations regarding performance of our operating segments in 2026 and beyond; the expectation that internally generated cash flow, supplemented by available borrowings, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements; expectations regarding payment of dividends and share repurchases; our operating segment market outlooks and our expectations for market conditions and fundamentals, and the anticipated supply and demand for our products and services, crop input demand, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, farmer crop investment, crop mix and the need to replenish soil nutrient levels, input costs, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates, the impact of seasonality, import and export volumes, tariffs, trade or export restrictions, economic sanctions and restrictions, geopolitical disruptions, including the ongoing conflict in the Middle East, inventories, crop development, and natural gas curtailments; the negotiation of sales contracts; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to generate free cash flow, enhance earnings quality, and deliver long-term returns to shareholders.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives; that we will conduct our operations and achieve results of operations as anticipated; growth in crop nutrient sales volumes and gross margins; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies on the anticipated timeline or at all; increased proprietary products gross margin; successful execution of the review of strategic alternatives for our Phosphate business, Trinidad Nitrogen facility and Brazilian Retail business, within the anticipated timing and parameters, and realization of the expected benefits therefrom; continued reliability improvements; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, operating rates, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, product distribution agreements, inventory levels, exports, tariffs, including general or retaliatory tariffs, trade restrictions, international trade arrangements, government support, crop development and cost of labor and interest, exchange and effective tax rates; global economic conditions and the accuracy of our market outlook expectations for 2026 and in the future; assumptions related to our assessment of recoverable amount estimates of our assets; our intention to complete share repurchases under our normal course issuer bid programs, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, capital allocation priorities and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and assumptions related to our ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the ongoing conflict in the Middle East, on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; the availability of investment opportunities that align with our strategic priorities and growth strategy; our ability to maintain investment grade ratings and achieve our performance targets; and our ability to successfully negotiate sales and other contracts and our ability to successfully implement new initiatives and programs.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives, results of operations or targets; failure to complete announced and future strategic and asset optimization initiatives, acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality of our business; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including general or retaliatory tariffs, trade restrictions, or other changes to international trade arrangements) and regulatory investigations; current and future litigation proceedings; the results of our review of strategic alternatives for our Phosphate business, Trinidad Nitrogen facility and Brazilian Retail business, including the process and the timing thereof, and whether the review will result in Nutrien undertaking a transaction, including the terms and timing relating thereto, the completion thereof and the benefits to be realized therefrom; the effects of current and future multinational trade agreements or other developments affecting the level of trade or export restrictions; government ownership requirements, changes in environmental, tax, antitrust and other laws or regulations and the interpretation thereof; political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts, including terrorism and industrial espionage; our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation and port disruptions due to labor strikes and/or work stoppages or other similar actions); the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the ongoing conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments, including risks associated with disclosure thereof; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC.

The purpose of our Retail adjusted EBITDA, depreciation and amortization, finance costs, effective tax rate and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and definitions” section of our 2025 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

Non-GAAP Financial Measures

We use both IFRS measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that: (a) depict historical or expected future financial performance, financial position or cash flow of the Company; (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company; (c) are not disclosed in the financial statements of the Company; and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on sale of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss related to financial instruments in Argentina.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended March 31

($ millions)	2026	2025

Net earnings	139	19

Finance costs	176	179

Income tax expense	45	28

Depreciation and amortization	606	571

EBITDA[1]	966	797

Adjustments:

Share-based compensation expense	116	42

Foreign exchange loss, net of related derivatives	5	7

ARO/ERL related (income) expenses for non-operating sites	(28)	5

Restructuring costs	16	1

Impairment of assets recorded in other income and expenses	30	-

Adjusted EBITDA	1,105	852

1 EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, gain or loss on sale of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss related to financial instruments in Argentina, change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations. We generally apply the annual forecasted effective tax rate to specific adjustments during the year, and at year-end, we apply the actual effective tax rate.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended March 31, 2026
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		131	0.27
Adjustments:
Share-based compensation expense	116	88	0.18
Foreign exchange loss, net of related derivatives	5	10	0.02
Restructuring costs	16	16	0.03
Impairment of assets recorded in other income and expenses	30	22	0.05
ARO/ERL related (income) for non-operating sites	(28)	(22)	(0.04)
Sub-total adjustments	139	114	0.24
Adjusted net earnings		245	0.51

	Three Months Ended March 31, 2025
($ millions, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		11	0.02
Adjustments:
Share-based compensation expense	42	31	0.06
Foreign exchange loss, net of related derivatives	7	6	0.01
Restructuring costs	1	1	-
ARO/ERL related expenses for non-operating sites	5	4	0.02
Sub-total adjustments	55	42	0.09
Adjusted net earnings		53	0.11

Effective Tax Rate on Adjusted Net Earnings

Effective tax rate on adjusted net earnings guidance is a forward-looking non-GAAP financial measure as it includes adjusted net earnings, which is a non-GAAP financial measure. It is provided to assist readers in understanding our expected financial results. Effective tax rate on adjusted net earnings guidance excludes certain items that management is aware of that permit management to focus on the performance of our operations (see the Adjusted Net Earnings and Adjusted Net Earnings Per Share section for items generally adjusted). We do not provide a reconciliation of this forward-looking measure to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured Product

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended March 31

($ millions, except as otherwise noted)	2026	2025

Total COGS – Potash	422	380

Change in inventory	8	7

Other adjustments[1]	(5)	(13)

COPM	425	374

Depreciation and amortization in COPM	(171)	(145)

Royalties in COPM	(26)	(19)

Natural gas costs and carbon taxes in COPM	(13)	(12)

Controllable cash COPM	215	198

Production volumes (tonnes – thousands)	3,660	3,289

Potash controllable cash COPM per tonne	59	60

1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate cash flow.

	$		$		$		$
	Rolling Four Quarters Ended March 31, 2026
($ millions, except as otherwise noted)		Q2 2025		Q3 2025		Q4 2025		Q1 2026	Total
Selling expenses		948		792		811		798	3,349
General and administrative expenses		44		44		40		44	172
Other expenses		54		40		4		36	134
Operating expenses		1,046		876		855		878	3,655
Depreciation and amortization in operating expenses		(172)		(179)		(184)		(179)	(714)
Operating expenses excluding depreciation and amortization		874		697		671		699	2,941

Gross margin		2,018		922		977		800	4,717
Depreciation and amortization in cost of goods sold		5		5		5		5	20
Gross margin excluding depreciation and amortization		2,023		927		982		805	4,737
Cash operating coverage ratio (%)									62

	Rolling Four Quarters Ended December 31, 2025
($ millions, except as otherwise noted)		Q1 2025		Q2 2025		Q3 2025		Q4 2025	Total
Selling expenses		755		948		792		811	3,306
General and administrative expenses		44		44		44		40	172
Other expenses		25		54		40		4	123
Operating expenses		824		1,046		876		855	3,601
Depreciation and amortization in operating expenses		(179)		(172)		(179)		(184)	(714)
Operating expenses excluding depreciation and amortization		645		874		697		671	2,887

Gross margin		686		2,018		922		977	4,603
Depreciation and amortization in cost of goods sold		5		5		5		5	20
Gross margin excluding depreciation and amortization		691		2,023		927		982	4,623
Cash operating coverage ratio (%)									62

Retail Average Working Capital to Sales

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	$		$		$		$
	Rolling Four Quarters Ended March 31, 2026
($ millions, except as otherwise noted)		Q2 2025		Q3 2025		Q4 2025		Q1 2026	Average/Total
Current assets		11,442		10,823		11,185		12,558
Current liabilities		(8,051)		(5,348)		(8,275)		(7,799)
Working capital		3,391		5,475		2,910		4,759	4,134

Sales		7,959		3,427		3,144		3,640	18,170
Average working capital to sales (%)									23

	Rolling Four Quarters Ended December 31, 2025
($ millions, except as otherwise noted)		Q1 2025		Q2 2025		Q3 2025		Q4 2025	Average/Total
Current assets		11,510		11,442		10,823		11,185
Current liabilities		(7,561)		(8,051)		(5,348)		(8,275)
Working capital		3,949		3,391		5,475		2,910	3,931

Sales		3,090		7,959		3,427		3,144	17,620
Average working capital to sales (%)									22

Other Financial Measures

Selected Additional Financial Data

Nutrien Financial Aging	As at March 31, 2026							As at December 31, 2025

($ millions)	Current	<31 Days past due	31–90 Days past due	>90 Days past due	Gross receivables	Allowance[1]	Net receivables[2]	Net receivables

North America	1,566	89	223	196	2,074	(55)	2,019	2,332
International	879	64	53	26	1,022	(6)	1,016	774
Nutrien Financial receivables	2,445	153	276	222	3,096	(61)	3,035	3,106

1 Bad debt expense on the above receivables for the three months ended March 31, 2026 was $9 million, in the Retail segment.

2 In 2026, we assume a debt-to-equity ratio of 9:1 (2025 – 9:1) in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Nutrien Financial Net Receivables	Rolling Four Quarters Ended March 31, 2026
($ millions, except as otherwise noted)	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Average/Total
Average Nutrien Financial net receivables	4,645	4,452	3,106	3,035	3,810

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures, if not previously provided.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures exclude capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Cash used for dividends and share repurchases: Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of cash to shareholders.